Exhibit 12.1

Brian T. Gallagher E-Mail: Gallagher@CouncilBaradel.com Telephone Extension: 3420

March 31, 2022

CWS, Inc.

5242 Port Royal Rd #1785

North Springfield, VA 22151

RE:	Securities Qualified under Offering Statement on Form 1-A

Ladies and Gentlemen,

We have acted as counsel to you in connection with your filing of an Offering Statement on Form 1-A (as amended or supplemented, the “Offering Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the qualification of the offering by CWS, Inc., a Virginia corporation (the “Company”), of up to $75,000,000 in shares (the “Shares”) of the Company’s preferred stock.

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions set forth below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates of officers of the Company.

The opinion set forth below is limited to the Virginia Stock Company Act.

Based on the foregoing, we are of the opinion that the Shares have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of that certain Subscription Agreement, a form of which is contained in Exhibit 4.1 of the Offering Statement, the Shares will be validly issued, fully paid and non-assessable.

We hereby consent to the inclusion of this opinion as Exhibit 12.1 to the Offering Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very respectfully,

//Brian T. Gallagher//

Brian T. Gallagher

125 West Street, 4th Floor, Annapolis, Maryland 21401

Annapolis: 410.268.6600 Baltimore: 410.269.6190 Washington: 301.261.2247 Fax: 410.269.8409 www.CouncilBaradel.com